SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)




                               Patriot Gold Corp.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   70337F 10 3
                                 (CUSIP Number)

                                 Ronald Blomkamp
             501 - 1775 Bellevue Avenue, West Vancouver, B.C. Canada
                                Tel: 604-925-5257

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 22, 2004
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box _.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70337F 103                    13D                         Page 2 of 13

--------- ----------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ronald Blomkamp
--------- ----------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a) [_] (b) [_]
--------- ----------------------------------------------------------------------
3          SEC USE ONLY
--------- ----------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)
                             OO
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Canadian
--------- ----------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                             3,115,000 shares
Number of                         ----- ----------------------------------------
Shares
Beneficially                       8     SHARED VOTING POWER
Owned By                                     9,000,000 shares
Each                              ----- ----------------------------------------
Reporting
Person                             9     SOLE DISPOSITIVE POWER
With                                         3,115,000 shares
                                  ----- ----------------------------------------

                                  10     SHARED DISPOSITIVE POWER
                                             0
--------- ----------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           3,115,000
--------- ----------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.20%
--------- ----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                    IN
--------- ----------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------- ----------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Robert Sibthorpe
--------- ----------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) [_] (b) [_]
--------- ----------------------------------------------------------------------
3          SEC USE ONLY
--------- ----------------------------------------------------------------------
 4         SOURCE OF FUNDS (See Instructions)
                             OO
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Canadian
--------- ----------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                          3,150,000 shares
Number of                         ----- ----------------------------------------
Shares                             8     SHARED VOTING POWER
Beneficially                              9,000,000 shares
Owned By                          ----- ----------------------------------------
Each                               9     SOLE DISPOSITIVE POWER
Reporting                                 3,150,000 shares
Person                            ----- ----------------------------------------
With                               10     SHARED DISPOSITIVE POWER
                                          0 shares
--------- ----------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,150,000 shares
--------- ----------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.30%
--------- ----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                    IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------- ----------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Robert Coale
--------- ----------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) [_] (b) [_]
--------- ----------------------------------------------------------------------
3          SEC USE ONLY
--------- ----------------------------------------------------------------------
 4         SOURCE OF FUNDS (See Instructions)
                             OO
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6          CITIZNSHIP OR PLACE OF ORGANIZATION
           American
--------- ----------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                          3,075,000 shares
Number of                         ----- ----------------------------------------
Shares                             8     SHARED VOTING POWER
Beneficially                              9,000,000 shares
Owned By                          ----- ----------------------------------------
Each                               9     SOLE DISPOSITIVE POWER
Reporting                                 3,075,000 shares
Person                            ----- ----------------------------------------
With                              10     SHARED DISPOSITIVE POWER
                                          0 shares
--------- ----------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,075,000 shares
--------- ----------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.06%
--------- ----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                    IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.    Security and Issuer

           Security: Common Stock, par value $.001 per share ("Common Stock") (CUSIP No. 70337F 10 3)

           Issuer:       Patriot Gold Corp.
                         Suite 501
                         1775 Bellevue Avenue
                         West Vancouver, B.C.
                         Canada V7V 1A9

Item 2.    Identity and Background

           1.         (a)        Name of Person Filing: Ronald Blomkamp

                      (b) Address: c/o 501 - 1775 Bellevue Avenue, West Vancouver, B.C. Canada V7V 1A9

                      (c)        Officer and Director of Issuer.

                      (d)        No.

                      (e)        No.

                      (f)        Canadian.


           2.         (a)        Robert Sibthorpe.

                      (b) Address: 3851 Marguerite Street, Vancouver, B.C. Canada V6J 4E8

                      (c)        Director   of   Issuer   and   an   independent
                                 consultant for the mining and geology area.

                      (d)        No.

                      (e)        No.

                      (f)        Canadian.





           3.         (a)        Robert Coale

                      (b)        Address: 8100 Balboa Place, Van Nuys, Ca 91406

                      (c) Director of Issuer and Senior Project Manager, AES Construction Group, 8100 Balboa Place, Van Nuys, CA 91406

                      (d)        No.

                      (e)        No.

                      (f)        American

Item 3.     Source and Amount of Funds or Other Consideration.

           Ronald Blomkamp, Robert Sibthorpe and Robert Coale (the "Reporting Persons") each received 3,000,00 shares of Common Stock from Bruce Johnstone, the former officer and director of Patriot Gold Corp. (the "Issuer").

           Bruce Johnstone originally received the said shares from the Issuer in an exchange for his Series A 7% Redeemable Preferred Shares (the "Preferred Shares"). As part of the exchange, Mr. Johnstone agreed to consider transferring the 9,000,000 shares to the Reporting Persons, who are the current directors of the Issuer. On January 22, 2004, the Reporting Person transferred 3,000,000 shares to each of the Reporting Persons.

Item 4.   Purpose of Transaction.

           As described above, the Reporting Persons acquired the shares of Common Stock from Bruce Johnson, who initially acquired said shares through an exchange of his Preferred Shares. The purpose of this transaction is to provide the Reporting Persons, who are the current directors of the Issuer, with economic and voting interest in the Issuer.

Item 5.  Interest in Securities of the Issuer.

                  1.       Ronald Blomkamp

                  (a) Amount Beneficially Owned: 3,115,000 (b) Percent of Class:11.20%. (c) Number of shares as to which such person has:
                           (i) Sole power to vote or direct the vote:  3,115,000
                           (ii)  Shared  power  to  vote  or  direct  the  vote:
                           9,000,000 (iii) Sole power to dispose or direct the disposition of: 3,115,000 (iv) Shared power to dispose or direct the disposition of: 0


                  2.       Robert Sibthorpe

                  (a) Amount Beneficially Owned: 3,150,000 (b) Percent of Class:11.30% (c) Number of shares as to which such person has:
                           (i) Sole power to vote or direct the vote:  3,150,000
                           (ii)  Shared  power  to  vote  or  direct  the  vote:
                           9,000,000 (iii) Sole power to dispose or direct the disposition of: 3,150,000 (iv) Shared power to dispose or direct the disposition of: 0


                  3.       Robert Coale

                  (a) Amount Beneficially Owned: 3,075,000 (b) Percent of Class:11.06% (c) Number of shares as to which such person has:
                           (i) Sole power to vote or direct the vote: 3,075,000
(ii) Shared power to vote or direct the vote: 9,000,000 (iii) Sole power to dispose or direct the disposition of: 3,075,000
                           (iv)   Shared   power  to   dispose   or  direct  the
disposition of: 0


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On or about January 22, 2004, the Reporting Persons entered into a Shareholders' Agreement (the "Agreement") whereby they agreed to vote their respective shares of Common Stock to maintain the number of directors of the Issuer and appoint each of the Reporting Persons to the Board of Directors of the Issuer. The Reporting Persons also agreed to vote their 3,000,000 shares of Common Stock on all matters, as determined by the decision of two of the three Reporting Persons.

         For the terms and conditions of the Agreement, reference is hereby made to such agreement annexed hereto as Exhibit 2. All statements made herein concerning the foregoing agreement are qualified by reference to
         Exhibit 2.

Item 7.  Material to be Filed as Exhibits.

           Exhibit 1. Joint Filing Agreement.

           Exhibit 2. Shareholders' Agreement dated as of January 22, 2004 by and among the Issuer and the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January __, 2004




                                                             /s/ Ronald Blomkamp
                                                                 Ronald Blomkamp





                                                            /s/ Robert Sibthorpe
                                                                Robert Sibthorpe




                                                                /s/ Robert Coale
                                                                    Robert Coale





Attention: Intentional  misstatements  or omissions of fact  constitute  Federal criminal violations (See 18 U.S.C. 1001)

                                                                       Exhibit 1

                             Joint Filing Agreement


         In accordance with Rule 13d-a(k) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.001 per share, of Patriot Gold Corp. and that this Agreement be included as an Exhibit to such joint filings.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this __ day of January, 2004.



                                                             /s/ Ronald Blomkamp
                                                                 Ronald Blomkamp


                                                            /s/ Robert Sibthorpe
                                                                Robert Sibthorpe


                                                                /s/ Robert Coale
                                                                    Robert Coale

                                                                       Exhibit 2

                             SHAREHOLDERS' AGREEMENT


                  SHAREHOLDERS' AGREEMENT, dated as of the 22nd day of January, 2004 (this "Agreement"), among Patriot Gold Corp, a Nevada corporation (the "Corporation"), Ron Blomkamp ("RB"), Robert Sibthorpe ("RS") and Robert Coale ("RC"; and together with RB and RS, the "Shareholders" and each individually a "Shareholder").

                              W I T N E S S E T H:
                               -------------------

                  WHEREAS, each of the Shareholders has received 3,000,000 shares of common stock of the Corporation (collectively, the "Shares") from Bruce Johnstone, the former officer and director of the Corporation;

                  WHEREAS, the Shareholders desire to enter into an agreement with respect to the voting of the Shares, the transfer of the Shares and certain other matters.

                  NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                    ARTICLE I
                              VOTING OF THE SHARES

         Section 1.1 Board of Directors. At all times during the Term (as defined below), the Shareholders shall vote their Shares to maintain the number of persons comprising the Board of Directors of the Corporation (the "Board") as three (3), who shall be the Shareholders. In connection therewith, each Shareholder agrees that upon any vote to appoint representatives to the Board, he shall vote his Shares to vote for the other two (2) Shareholders. If a Shareholder shall no longer be a shareholder of the Corporation, or the Board or the shareholders of the Corporation resolve to remove one of the Board members, or the Shareholder no longer holds any Shares (but remains a shareholder of the Corporation by virtue of other shares in the Corporation), then the other two Shareholders agree to vote their Shares together to either maintain the number of persons comprising the Board as two (2) or to nominate and appoint a third person to the Board. Notwithstanding anything contained herein to the contrary, this Agreement only relates to the Shares and to the Shareholders acting in their capacity as shareholders in the Corporation.

         Section 1.2 Other Matters. For all matters in which shares of common stock of the Corporation are voted, RB, RS and RC agree that they shall vote the Shares together with all other issued and outstanding voting shares of the Corporation, as the Shareholders shall determine by the decision of two of the three Shareholders. The foregoing shall apply to all decisions which are subject to shareholder vote (other than as provided for in Section 1.1 above), including without limitation the merger, sale or recapitalization of the Corporation.



                                   ARTICLE II
                     RESTRICTIONS ON TRANSFER OF THE SHARES

                  Section 2.1 No Transfers. A Shareholder shall not, directly or indirectly, sell, exchange, pledge, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in (hereinafter referred to as "Transfer"), any Shares or any interest therein or any certificates representing any Shares, directly or indirectly, by such Shareholder, nor shall such Shareholder attempt to do so, except as expressly permitted by this Agreement. The Corporation shall not (i) transfer on its share register any Shares which shall have been purportedly Transferred if such Transfer would be in violation of this Agreement or (ii) treat as owner of such Shares, to accord the right to vote as such owner or to pay dividends to any purported transferee to whom such Shares shall have purportedly been so Transferred in violation of this Agreement.

                  Section 2.2 Rule 144. Each Shareholder is aware of the provisions of Rule 144, promulgated under the Securities Act of 1933, as amended, which permit limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer thereof (or from an affiliate of such issuer), in a non-public offering subject to the satisfaction of certain conditions, including, among other things, the existence of a public market for the Shares, the availability of certain current public information about the Corporation, the resale occurring not less than one year after the latter of the date full payment has been made for the securities purchased from the Corporation or an affiliate of the Corporation, the sale being through a "broker's transaction" or in transactions directly with a "market maker" (as such term is defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and the number of securities being sold during any three (3) month period not exceeding specified limitations stated therein. Each Shareholder agrees and acknowledges that the Transfer restrictions on the Shares provided for in this Agreement shall apply in any and all situations during the Term, including without limitation, the utilization of Rule 144 (including, without limitation, Rule 144(k)), with respect to a purported sale of the Shares by the Shareholder. Any purported sale of Shares by a Shareholder pursuant to Rule 144 or Rule 144(k) shall be invalid and have no force and effect.

                  Section 2.3 Securities Law Compliance. Any Transfer of Shares in accordance with the provisions of this Agreement shall be made in full compliance with applicable federal and state securities law, including without limitation, to the extent applicable, the rules and regulations promulgated under the Securities Act of 1933, as amended. Any permitted transferee of Shares under this Agreement shall provide documentation satisfactory to counsel to the Corporation that he is acquiring Shares for his own account, for investment purposes only and not with a view to their resale or distribution, and execute and deliver to the Corporation any documentation required by counsel to the Corporation to properly effectuate such Transfer on the books and records of the Corporation.

                  Section 2.4 Legend. There shall be noted conspicuously upon each stock certificate representing Shares, the following statements or statements with substantially similiar language, and the transfer agent of the Corporation shall make a notation in the records of the Corporation accordingly:

                  "The shares represented by this certificate are subject to a certain Shareholders' Agreement dated as of January 22, 2004, a copy of which is on file at the principal office of the Corporation. Any sale, pledge, transfer, assignment or any other disposition or encumbrance of the shares represented by this certificate in violation of said Agreement shall be invalid."

                  "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction. The shares may not be transferred except pursuant to an effective registration statement under such Act and other applicable securities laws, or pursuant to an exemption therefrom."

                                   ARTICLE III
                         REPRESENTATIONS AND WARRANTIES

         Section 3.1 Due Execution; No Conflict. Each of the Shareholders represents and warrants to the Corporation and each other Shareholder that the execution and delivery of this Agreement by him and the performance of his obligations hereunder are not in violation of, and do not conflict with or constitute a default under, any of the terms and provisions of any agreement, indenture or instrument to which he is bound or any law, regulation, order, decree or judgment to which he is subject; and that this Agreement constitutes the valid and binding obligation of such person, enforceable against him in accordance with the terms hereof.

         Section 3.2 Investment Intent. Each Shareholder represents and warrants to the Corporation that the Shares have been acquired for his own account for investment purposes only and not with a view to the distribution or resale thereof. Each Shareholder agrees that he will not distribute, resell or offer the Shares or any interest therein unless registered pursuant to the Securities Act of 1933, as amended, and any applicable state securities laws, or unless an exemption from registration is available thereunder. The Shareholder agrees and acknowledges that the Shares were given to him in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Corporation is relying upon the truth and accuracy of, and the Shareholder's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Shareholder set forth herein in order to determine the availability of such exemptions and the eligibility of the Shareholder to acquire the Shares.

         Section 3.3 Information; Economic Means. Each Shareholder or the Shareholder's adviser(s) has/have received access to all material and relevant information necessary to enable Shareholder to make any informed investment decision. Each Shareholder has had the opportunity to ask questions of and receive answers from the Corporation and its representatives concerning the Corporation, its business, both current and proposed, and to obtain from the Corporation any additional information or requested by the Shareholder. Each Shareholder has adequate means of providing for the Shareholder's current financial needs and contingencies, is able to bear the substantial economic risks of an investment in the Shares for an indefinite period of time, has no need for liquidity in such investment, and, at the present time, could afford a complete loss of such investment. The Shareholder is an "accredited investor", within the meaning of Regulation D of the rules and regulations promulgated under the Securities Act of 1933, as amended.

         Section 3.4 Experience. Each Shareholder has such knowledge and experience in financial, tax and business matters so as to enable the Shareholder to utilize the information made available to the Shareholder in connection with the Shares to evaluate the merits and risks of an investment in the Shares, and to make an informed investment decision with respect thereto and the Shareholder is not relying on any other party with respect to the tax and other economic considerations of an investment in the Shares.

                                   ARTICLE IV
                            MISCELLANEOUS PROVISIONS

         Section 4.1 Term. The term of this Agreement ("Term") shall commence on the date hereof and shall continue in full force and effect so long as each Shareholder holds record or beneficial title to a Share.

         Section 4.2 Notices. All notices, requests, claims, demands and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given if delivered in person against written receipt, by facsimile transmission, overnight courier prepaid, or mailed by prepaid first class registered or certified mail, postage prepaid, return receipt requested to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.2):

         If to the Corporation:

         Patriot Gold Corp.
         102 Donaghy Avenue
         North Vancouver, B.C., Canada V7P 2L5
         Attention: President
         Telecopy: ________

         (b) If to RB:

         Ron Blomkamp
         ================
         Telecopy: ________


          (c) If to RS:

         Robert Sibthorpe
         ================
         Telecopy: ________

         (d) If to RC:

         Robert Coale
                  ================
                  Telecopy: ________

         (e) In either case, copies of all notices shall be sent to:

                  David Lubin, Esq.
                  92 Washington Avenue
                  Cedarhurst, NY 11516
                  Telecopy: (516) 569-5053


         All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, (iii) if delivered by overnight courier to the address as provided in this Section, be deemed given on the earlier of the first business day following the date sent by such overnight courier or upon receipt or (iv) if delivered by mail in the manner described above to the address provided in this Section, be deemed given on the earlier of the third business day following mailing or upon receipt.

         Section 4.3 Entire Agreement; Amendment. This Agreement contains, and is intended as, a complete statement of all of the terms of the arrangements and understandings between the parties with respect to the matters provided for, and supersedes any previous agreements and understandings between the parties with respect to those matters. This Agreement shall not be amended except by a writing signed by all of the Shareholders and the Corporation.

                  Section 4.4 No Waiver. No waiver of any breach of any terms hereof shall be effective unless made in writing signed by the party against whom enforcement of the waiver is sought, and no such waiver shall be construed as a waiver of any subsequent breach of that term or of any other term of the same or different nature.

                  Section 4.5 Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and the respective successors, personal representatives, heirs and assigns; provided, however, that none of the parties hereto may assign any of his rights or obligations under this Agreement.

                  Section 4.6 Severability. If any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be modified or narrowed so as to avoid such defect, but the illegality or unenforceability of such provision shall not impair the enforceability of any other provision of this Agreement.

           Section 4.7 Governing Law. This Agreement shall be construed and enforced in accordance with the internal laws of the State of Nevada.

                  Section 4.8 Injunctive Relief. In addition to monetary damages and any other rights and remedies available at law or equity which the Corporation may have, the Corporation shall have the right to obtain injunctive or other equitable relief to restrain any breach or threatened breach or otherwise to specifically enforce the provisions of this Agreement. Each Shareholder acknowledges that the Corporation and its affiliates will suffer immediate, irreparable harm upon a breach or threatened breach of any provision of this Agreement and the Corporation and its affiliates shall be entitled, in addition to any and all other remedies, to an injunction issued by a court of competent jurisdiction restraining the aforesaid violations of a Shareholder without the necessity of posting a bond. Each Shareholder further agrees that money damages alone would be inadequate to compensate the Corporation and would be an inadequate remedy for such breach. Such rights and remedies shall however be cumulative and not exclusive and shall be in addition to any other remedies which the Corporation may have under this Agreement or at law.

                  Section 4.9 References; Construction. The headings in this Agreement are for convenience of reference only and not for any other purpose. The parties hereto agree that this Agreement is the product of negotiation between sophisticated parties and individuals, all of whom were represented by counsel and/or had opportunity to be represented by counsel, and each of whom had an opportunity to participate in and did participate in, the drafting of each provision hereof. Words and phrases used herein in the singular shall be deemed to include the plural and vice versa, and nouns and pronouns used in any particular gender shall be deemed to include any other gender, unless the context requires otherwise.

                  Section 4.10 No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and nothing herein, express or implied, is intended to or shall confer upon any other person or entity, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 4.11 Further Assurances. The parties shall execute and deliver such further instruments and documents as may be required to carry out the intended purposes of this Agreement and which are required by applicable laws and regulations, including without limitation, a Schedule 13D with the Securities and Exchange Commission and Forms 4.

                  Section 4.12 Counterparts. This Agreement may be executed in counterparts by facsimile, each of which shall be an original but all of which shall constitute a single instrument.


                  IN  WITNESS   WHEREOF,   the  undersigned  have  executed  and
delivered this Agreement as of the date first written above.


                                                     PATRIOT GOLD CORP.

                                                            By: /s/ Ron Blomkamp
                                                              Name: Ron Blomkamp
                                                                Title: President



                                                                /s/ Ron Blomkamp
                                                                    Ron Blomkamp



                                                            /s/ Robert Sibthorpe
                                                                Robert Sibthorpe



                                                                /s/ Robert Coale
                                                                    Robert Coale